Exhibit 99.1

ARC Resources Ltd. announces strong fourth quarter, record annual production and a significant increase in Montney resource estimates in 2015

CALGARY, Feb. 10, 2016 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its fourth quarter 2015 operating and financial results. Fourth quarter production averaged 119,243 boe per day and funds from operations were $200.7 million ($0.58 per share). ARC's audited Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for the years ended December 31, 2015 and 2014, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended December 31		Twelve Months Ended December 31
	2015	2014	2015	2014
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	200.7	251.7	773.4	1,124.0
Per share (2)	0.58	0.79	2.27	3.54
Net income (loss)	(55.0)	113.7	(342.7)	380.8
Per share (2)	(0.16)	0.36	(1.01)	1.20
Dividends	103.8	95.7	410.5	380.2
Per share (2)	0.30	0.30	1.20	1.20
Capital expenditures, before land and net property acquisitions (dispositions)	149.5	249.3	541.6	945.5
Total capital expenditures, including land and net property acquisitions (dispositions)	112.2	264.9	473.9	1,042.0
Net debt outstanding (3)	985.1	1,255.9	985.1	1,255.9
Shares outstanding, weighted average diluted	345.6	319.1	340.5	317.2
Shares outstanding, end of period	347.1	319.4	347.1	319.4
OPERATING
Production
Crude oil (bbl/d)	33,899	37,442	32,762	36,525
Condensate (bbl/d)	3,631	3,448	3,430	3,667
Natural gas (MMcf/d)	469.1	432.1	444.9	406.1
NGLs (bbl/d)	3,523	5,075	3,819	4,518
Total (boe/d) (4)	119,243	117,986	114,167	112,387
Average realized prices, prior to hedging
Crude oil ($/bbl)	49.24	72.49	53.53	90.64
Condensate ($/bbl)	49.80	74.04	53.84	93.81
Natural gas ($/Mcf)	2.59	4.15	2.88	4.76
NGLs ($/bbl)	10.73	32.69	10.70	39.45
Oil equivalent ($/boe) (4)	26.01	41.78	28.57	51.31
Operating netback ($/boe) (5)
Commodity and other sales	26.06	41.83	28.65	51.38
Royalties	(2.03)	(5.77)	(2.48)	(7.26)
Transportation expenses	(2.19)	(2.51)	(2.33)	(2.23)
Operating expenses	(6.21)	(8.55)	(7.15)	(8.88)
Netback before hedging	15.63	25.00	16.69	33.01
Realized hedging gain (loss) (6)	4.73	2.29	4.46	(0.65)
Netback after hedging	20.36	27.29	21.15	32.36
TRADING STATISTICS (7)
High price	22.49	29.85	25.87	33.68
Low price	15.39	22.70	15.39	22.70
Close price	16.70	25.16	16.70	25.16
Average daily volume (thousands)	2,224	1,886	1,832	1,344

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" in the MD&A for the years ended December 31, 2015 and 2014.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the years ended December 31, 2015 and 2014.
(4)	In this document, the commonly accepted boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5)	Operating netback does not have a standardized meaning under GAAP. See "Non-GAAP Measures" in the MD&A for the years ended December 31, 2015 and 2014.
(6)	Includes realized cash gains and losses on risk management contracts.
(7)	Trading prices are stated in Canadian dollars and based on intra-day trading.

ARC operates a highly efficient business model. As a conventional oil and gas producer, we continue to generate significant cash flow through a deliberate strategy of operating high working interest properties, controlling our company-owned infrastructure and judiciously managing our cost structure. ARC had exceptional operating results in 2015, especially when considering the headwinds posed by lower commodity prices. Operating costs and general and administrative costs were reduced. Non-core assets continued to be divested, while ARC continued to add materially to Montney holdings in 2015. Our capital programs are very efficient with drilling and completions costs dropping significantly. Our focus on creating value, while preserving our strong financial position is a hallmark of ARC.

Based on commodity prices and our objective of maintaining a strong balance sheet, ARC's Board of Directors has approved actions to right-size the 2016 capital budget and ARC's monthly dividend. The 2016 capital budget will be reduced from $550 million to $390 million, and ARC will pay a monthly dividend of $0.05 per share. These changes are consistent with our long-term strategy of delivering a sustainable dividend to our shareholders. We believe that with these changes ARC can continue to create value for shareholders, and emerge from this cycle in a position of financial strength.

Myron Stadnyk, President and CEO remarked, "With these decisive actions, ARC will remain well-positioned to deliver on our principle of risk-managed value creation, which has served our shareholders well throughout our over 19-year history. We will continue on our path to invest in key profitable projects, such as the Dawson Phase III gas processing and liquids-handling facility, and delineating the resources identified on our Attachie property. Despite challenging economic conditions in 2015, ARC achieved excellent operational results as we executed our capital program in-step with our long-term strategic plan. Strong results from all areas of our business, and in particular, exceptionally low finding and development costs and reserves replacement of approximately 200 per cent, have further positioned ARC to capitalize on its exceptional Montney oil and gas resource. Our balance sheet remains strong, as we manage debt levels and plan capital activities with a long-term view. ARC is committed to paying a dividend as a key component of long-term value creation for our shareholders. In 2016, our team will continue to focus on balance sheet strength, operational excellence and maximizing value through all commodity cycles."

FINANCIAL AND OPERATING HIGHLIGHTS

•	ARC achieved fourth quarter 2015 production of 119,243 boe per day, which was within the fourth quarter guidance range of 118,000 to 122,000 boe per day. Fourth quarter 2015 natural gas production of 469 MMcf per day was nine per cent higher compared to the fourth quarter of 2014, and is the result of the first full quarter of production from new wells flowing through the Sunrise gas plant, which was brought on-stream mid-way through the third quarter of 2015. Crude oil and liquids production of 41,053 barrels per day was down 11 per cent compared to the fourth quarter of 2014 due to significantly lower capital activity in response to declining crude oil prices, and was partially offset by new production brought on to coincide with the completion of the oil battery expansion at Tower in the fourth quarter of 2015. Full-year 2015 production of 114,167 boe per day was two per cent higher than full-year 2014 production of 112,387 boe per day, with natural gas production increasing 10 per cent to 445 MMcf per day and crude oil and liquids production decreasing 11 per cent to 40,011 barrels per day. ARC's 2015 annual average production was within the guidance range of 113,000 to 115,000 boe per day, a significant achievement given the divestment of approximately 4,900 boe per day of non-core production volumes throughout the year, which resulted in an annual volume impact of approximately 3,000 boe per day of production.
•	Fourth quarter and full-year 2015 commodity sales revenue of $285.9 million and $1,193.7 million were down 37 per cent and 43 per cent, respectively, relative to comparable periods in 2014. Higher full-year production was offset by considerably lower crude oil and natural gas prices in 2015. Crude oil and natural gas prices were down 30 per cent (Edmonton Par) and 34 per cent (AECO), respectively, relative to the fourth quarter of 2014, and down 39 per cent (Edmonton Par) and 37 per cent (AECO), respectively, relative to full-year 2014.
•	Fourth quarter funds from operations were $200.7 million ($0.58 per share), up 15 per cent from the third quarter of 2015 as a result of higher production volumes, partially offset by lower realized quarter-over-quarter crude oil and natural gas prices. Fourth quarter funds from operations were down 20 per cent relative to the fourth quarter of 2014 and full-year 2015 funds from operations of $773.4 million ($2.27 per share) were down 31 per cent relative to full-year 2014. Higher production in 2015 was more than offset by significantly lower crude oil and natural gas prices relative to 2014. The decline in full-year 2015 crude oil and natural gas prices was partially offset by realized gains on crude oil and natural gas hedging contracts of $197 million. With approximately 173,400 MMbtu per day of natural gas and 10,000 barrels per day of oil hedged with collars and swaps in 2016, ARC's hedges provide significant protection for ARC's cash flow in the year. See the Risk Management section for additional details.
•	ARC recorded a net loss of $55 million ($0.16 per share) in the fourth quarter of 2015 compared to net income of $113.7 million ($0.36 per share) in the fourth quarter of 2014, and a net loss of $342.7 million ($1.01 per share) for the full-year 2015 compared to net income of $380.8 million ($1.20 per share) for the full-year 2014. In addition to the factors decreasing funds from operations in 2015, the loss recorded in the year was also the result of an aggregate impairment of $469.6 million recorded to ARC's PP&E account, and unrealized foreign exchange losses of $178.5 million on the revaluation of ARC's US dollar-denominated debt. Partially offsetting these items were unrealized gains of $152 million on ARC's risk management contracts, a deferred tax recovery of $6.8 million relating to the impairment recorded in the period, as well as a gain of $31.6 million recorded on the disposal of petroleum and natural gas properties in 2015.
•	Fourth quarter and full-year 2015 capital expenditures, before land and net property acquisitions and dispositions, totalled $149.5 million and $541.6 million, respectively, and were focused primarily on ARC's Montney assets in northeast British Columbia. ARC drilled five gross operated natural gas wells in the fourth quarter of 2015 and 60 gross operated wells for the full-year 2015 (33 oil wells, 21 natural gas wells, five liquids-rich wells, and one service well). Leveraging cost savings and capital efficiencies realized throughout 2015, ARC accelerated certain key projects in the fourth quarter, further strengthening ARC's position as it entered into the first quarter of 2016.
•	ARC's 2015 year-end reserves and resources evaluation reflected growth in reserves and reaffirmed the significant resource potential in the northeast British Columbia Montney region. See the February 10, 2016 news release entitled, "ARC Resources Ltd. Announces the 8th Consecutive Year of ~200% Reserves Replacement, 2015 Finding and Development Costs for 2P Reserves of $6.97 and a Significant Increase in Montney Resource Estimates in 2015" for additional information.
•	Replaced approximately 190 per cent of 2015 total production, adding 78.7 MMboe of proved plus probable ("2P") reserves in 2015 through development capital activities. Over the last eight years, ARC has delivered an average of approximately 200 per cent in produced reserves replacement through the drill bit.
•	Proved developed producing ("PDP") reserves increased from 210 MMboe to 222 MMboe. The increase in PDP reserves was driven by northeast British Columbia Montney, which increased to 115 MMboe at year-end 2015 from 84 MMboe at year-end 2014.
•	Finding and Development ("F&D") costs of $6.97 per boe for 2P reserves and $8.20 per boe for proved reserves, excluding Future Development Capital ("FDC"). For details on ARC's F&D costs for 2P reserves and proved reserves, including changes in FDC, please see the February 10, 2016 news release as mentioned above.
•	Significant FDC reduction, from $3.6 billion at year-end 2014 to $2.7 billion at year-end 2015, which was mainly attributed to a decrease in drilling, completions and facility capital costs, as well as the removal of capital associated with various dispositions.
•	ARC updated an Independent Resources Evaluation for its lands in the northeast British Columbia Montney region, including lands at Pouce Coupe in Alberta. The updated evaluation realized a significant increase in the identified resource base on ARC's northeast British Columbia Montney lands. The shale gas Total Petroleum Initially in Place ("TPIIP") increased 33 per cent from 67.4 Tcf in 2014 to 90 Tcf in 2015 and tight oil TPIIP increased 315 per cent from 2.3 billion barrels of oil in 2014 to 9.7 billion barrels in 2015 (1).
•	Throughout 2015, ARC continued its transition to a greater focus on its low-cost, high-value Montney assets, growing its Montney land position and divesting of non-core assets. During the year, ARC added approximately 210 net Montney sections through Crown land sales and tuck-in acquisitions. Concurrently, ARC divested non-core assets with associated production of approximately 4,900 boe per day, and reduced its well count by approximately 3,800 gross wells; including the divestment of its position in Manitoba in the fourth quarter of 2015. Since 2013, approximately 9,400 boe per day of non-core production has been divested, reducing the total corporate well count by approximately 6,300 gross wells. During this time, ARC has grown its position in the Montney by approximately 520 net sections and has increased production in the area by 75 per cent. Today, the Montney region makes up greater than 70 per cent of total corporate production. The transition towards the Montney is resulting in greater operational efficiencies and a more competitive cost structure. ARC will continue to actively manage its asset portfolio to ensure that all projects maintain competitive rates of return and that profitability metrics target those of ARC's world-class Montney assets.
•	ARC continues to actively manage its cost structure by identifying opportunities to reduce capital, general and administrative ("G&A"), and operating costs where appropriate. Asset sales and reduced capital activity throughout the year resulted in the streamlining of ARC's operations and a reduction in staff count. In response to the lower commodity price environment, bonuses were significantly reduced in 2015, and base salaries were frozen for the second year in a row. ARC's decade-low fourth quarter and full-year 2015 operating costs of $6.21 per boe and $7.15 per boe, were 27 per cent and 19 per cent lower than comparable periods in 2014, respectively. Lower operating costs were attributed to the addition of new Montney production at lower relative costs to operate and certain realized cost savings. ARC has reduced operating costs on a per boe basis by 30 per cent since 2009.
•	ARC's strategy of risk-managed value creation was demonstrated in 2015 with our integrated approach to physical and financial risk mitigation. By holding 100 per cent firm transportation commitments, proactively securing alternative marketing arrangements when necessary, and maintaining a diversified sales portfolio, ARC was able to actively mitigate its exposure to pipeline interruptions and pricing volatility throughout 2015. ARC's risk mitigation was further demonstrated through its financial risk management program, which continues to provide greater certainty of cash flows and support ARC's long-term business plan. The fair value of ARC's risk management contracts at December 31, 2015 was a net asset of $409.9 million, with hedge positions on crude oil through to 2017 and hedge positions on natural gas through to 2020.
•	ARC closed the quarter with a strong balance sheet including $985.1 million of net debt outstanding. At December 31, 2015, ARC had available cash and credit of approximately $1.4 billion, taking into account ARC's working capital surplus. The net debt to 2015 funds from operations ratio was 1.3 times and net debt was approximately 15 per cent of ARC's total capitalization at the end of the fourth quarter; both metrics are within ARC's target levels.
•	The Government of Alberta and the Royalty Review Panel released key guidelines for a Modernized Royalty Framework ("MRF") on January 29, 2016. Details on the MRF are to be finalized and released by March 31, 2016. Changes under this modernized framework will take effect on January 1, 2017, however wells drilled prior to December 31, 2016 will remain on the existing royalty framework for 10 years. As such, there will be no change to the royalty structure on ARC's existing wells in the province at present time. While the new framework appears constructive, the impact on future investment decisions will not be fully understood until the details are released. In 2015, production in Alberta contributed approximately 30 per cent to ARC's total corporate production.
•	ARC's Board of Directors has approved a monthly dividend of $0.05 per share, down from the current monthly level of $0.10 per share, commencing with the February dividend, payable on March 15, 2016. Right-sizing of the dividend will reduce ARC's funding requirements by approximately $200 million in 2016, preserve balance sheet strength and better align dividends declared to expected funds from operations at current commodity prices. While ARC fully recognizes the importance of the dividend to our shareholders and remains a committed dividend-payer, the balance sheet is our top priority in the current environment. We believe that with this change we can continue to provide a dividend to our shareholders, while enabling ARC to emerge from this cycle in a position of financial strength.
•	In response to the continued deterioration of commodity prices in late 2015 and early 2016, ARC is reducing its 2016 capital program to $390 million, down from the $550 million previously announced. The reduced budget will remain focused on balance sheet preservation and long-term value creation through continued development of ARC's low-cost, high-value northeast British Columbia Montney assets. The budget will allow ARC to hold northeast British Columbia facilities at capacity, progress the key infrastructure project at Dawson Phase III, and continue to delineate ARC's highly prospective Attachie asset. Capital allocation to ARC's assets in Ante Creek, Pembina and Southeast Saskatchewan has been deferred while ARC concentrates investment in larger-scale projects that deliver superior rates of return in the current commodity price environment; ARC also awaits final details on the Modernized Royalty Framework from the Alberta Government for its Alberta assets.
•	Full-year 2016 annual average production is expected to be in the range of 116,000 to 120,000 boe per day.
(1)	Year-end 2015 results comply with current Canadian Oil and Gas Evaluation Handbook guidelines. Resources Evaluation volumes provided are the "Best Estimate" case. Year-end 2015 and 2014 TPIIP estimates utilize a one per cent porosity cut-off for shale gas based upon the "Best Estimate" case. Estimates for both 2015 and 2014 were determined using a three per cent porosity cut-off for tight oil based upon the "Best Estimate" case.

LIVE CONFERENCE CALL

A conference call will be hosted by Mr. Myron Stadnyk, President and CEO, at 7:00 AM MT (9:00 AM EST) on Thursday, February 11, 2016 to discuss ARC's fourth quarter and full-year 2015 results. Details of the conference call are as follows:

Date: Thursday February 11, 2016
Time: 7:00 AM MT (9:00 AM EST)
Toll-free: 1-888-231-8191
International: 1-647-427-7450
Conference ID: 50155873

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at www.arcresources.com.

ORGANIZATIONAL UPDATE

ARC is pleased to announce the following appointments:

Director Appointment

Ms. Nancy Smith has been appointed to the Board of Directors. Ms. Smith is currently a Managing Director of ARC Financial Corp., and has held executive positions in finance and upstream marketing at a Canadian integrated energy company and has experience in the banking sector. Ms. Smith holds a Master of Business Administration and a Bachelor of Arts (Economics) from the University of Alberta, and has an ICD.D designation from the Institute of Corporate Directors. ARC is very pleased to welcome Ms. Smith to the Board.

Senior Vice President, Business Development Appointment

Mr. Bevin Wirzba has been appointed to the position of Senior Vice President, Business Development, overseeing ARC's acquisition, disposition and business development activities. Mr. Wirzba comes to ARC with over 20 years of upstream and midstream technical and commercial experience, including strategic advisory, investment analysis, project development, and merger, acquisition and divestiture evaluation and execution. Prior to joining ARC, Mr. Wirzba held roles in the energy advisory and capital markets business of a global investment bank, as well as a major multi-national corporation working both in North America and internationally. Mr. Wirzba holds a Bachelor of Science in Civil Engineering from the University of Alberta, has a Master in Business Administration from the Edinburgh Business School, and is a member of the Association of Professional Engineers and Geoscientists of Alberta. ARC is very pleased to welcome Mr. Wirzba to the team.

Vice President, Human Resources Appointment

Ms. Lisa Olsen has been promoted to the position of Vice President, Human Resources, overseeing ARC's human resources, office services and records information management functions. Ms. Olsen joined ARC in 2008 as Manager, Human Resources, and is a passionate champion of ARC's culture and people strategy. Prior to joining ARC, Ms. Olsen spent over 10 years in human resources functions in both Canadian oil and gas and for a major international consumer brand. Ms. Olsen has a Bachelor of Communications from Simon Fraser University and an HR Management Certificate from the BC Institute of Technology. ARC congratulates Ms. Olsen as she takes on this new challenge.

ECONOMIC ENVIRONMENT

ARC's 2015 financial and operational results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended			Twelve Months Ended
	December 31			December 31
	2015	2014	% Change	2015	2014	% Change
Brent (US$/bbl)	44.69	77.07	(42)	53.60	99.45	(46)
WTI oil (US$/bbl)	42.16	73.20	(42)	48.76	92.91	(48)
Edmonton Par (Cdn$/bbl)	52.93	75.65	(30)	57.20	94.46	(39)
Henry Hub NYMEX (US$/MMbtu)	2.27	4.00	(43)	2.66	4.41	(40)
AECO natural gas (Cdn$/Mcf)	2.65	4.01	(34)	2.77	4.42	(37)
Cdn$/US$ exchange rate	1.34	1.14	18	1.28	1.10	16
(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in the MD&A for the three and twelve months ended December 31, 2015 and 2014. Prices and exchange rates presented above represent averages for the respective periods.

Global crude oil prices continued their decline throughout the fourth quarter of 2015, as persistent oversupply in the market was compounded by OPEC's decision to not reduce production quotas, as well as the anticipation of new Iranian production hitting the market and fears of economic slowdown in China and other emerging economies. The WTI benchmark price averaged 42 per cent lower than the fourth quarter of 2014 and nine per cent lower than the third quarter of 2015. ARC's crude oil price is primarily referenced to the Edmonton Par benchmark price, which fared moderately better than WTI owing to the decline in the Canadian dollar during 2015. The Edmonton Par price decreased 30 per cent compared to the fourth quarter of 2014 and six per cent from the third quarter of 2015. The differential between WTI and Edmonton Par in the fourth quarter of 2015 narrowed to an average discount of US$2.52, 62 per cent less than the fourth quarter of 2014 and 28 per cent less than the third quarter of 2015. The narrowing of the differential was largely driven by increased local demand for Canadian crude with the initiation of the reversal of Enbridge's Line 9.

Subsequent to December 31, 2015, global crude oil prices have continued to deteriorate, with the WTI crude oil price dropping by approximately 25 per cent from the average realized price in the fourth quarter of 2015. Oversupply continues to be a concern as inventories remain high, delaying the effect of any supply/demand rebalancing.

North American natural gas prices, referenced by the average Henry Hub NYMEX price, experienced a pullback of 18 per cent in the fourth quarter of 2015 compared to the third quarter, and were markedly lower in the fourth quarter of 2015 relative to the same period in 2014, decreasing 43 per cent. ARC's realized natural gas price is primarily referenced to the AECO hub, which was 34 per cent lower in the fourth quarter of 2015 compared to the fourth quarter of 2014 and five per cent lower compared to the third quarter of 2015. The lower prices were impacted by continued oversupply throughout the quarter, resulting in record storage levels at the close of injection season and warmer continental weather reducing normal seasonal demand. The oversupply was slightly alleviated by strong demand for Mexican exports and increased natural gas-fired power generation. Looking ahead to 2016, natural gas pricing is expected to experience continued weakness as a result of a relatively mild winter in the eastern half of North America to-date, and continued strong supply.

The Canadian dollar continued to weaken relative to the US dollar during the fourth quarter of 2015, averaging US$0.75 (Cdn$/US$1.34), as crude oil prices moved lower and the US Federal Reserve raised its interest rates for the first time in almost 10 years, signaling the continued economic recovery in the United States. The devaluation of the Canadian dollar relative to the US dollar serves to partially offset the impact of lower US dollar-denominated crude oil and natural gas prices for Canadian producers.

FINANCIAL REVIEW

Funds from Operations

ARC's fourth quarter and full-year 2015 funds from operations of $200.7 million ($0.58 per share) and $773.4 million ($2.27 per share) were down 20 per cent and 31 per cent, respectively, relative to comparable levels in 2014. While 2015 production increased relative to the same period in 2014, significantly lower 2015 crude oil and natural gas prices more than offset the gains realized from higher production in the period. The impact of lower commodity prices was partially offset by realized gains on ARC's commodity hedge program in 2015. Lower operating costs, lower G&A costs, lower royalties, and lower current income taxes due to reduced taxable income, partially offset the impact of lower average commodity prices in 2015 on funds from operations.

The following table details the change in funds from operations for 2015 relative to 2014.

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations – 2014 (1)	251.7	0.79	1,124.00	3.54
Volume variance
Crude oil and liquids	(30.8)	(0.10)	(147.0)	(0.46)
Natural gas	14.1	0.04	67.4	0.21
Price variance
Crude oil and liquids	(84.1)	(0.26)	(529.7)	(1.67)
Natural gas	(67.4)	(0.21)	(305.1)	(0.96)
Other revenue	—	—	0.4	—
Realized gain on risk management contracts	27.1	0.08	215.1	0.68
Royalties	40.4	0.13	194.7	0.62
Expenses (recoveries)
Transportation	3.3	0.01	(5.4)	(0.02)
Operating	24.6	0.08	66.2	0.21
G&A	12.3	0.04	16.6	0.05
Interest	(0.4)	—	(3.7)	(0.01)
Current tax	9.3	0.03	79.3	0.25
Realized gain on foreign exchange	0.6	—	0.6	—
Diluted shares	—	(0.05)	—	(0.17)
Funds from operations – 2015 (1)	200.7	0.58	773.4	2.27
(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP Measures" contained in the MD&A for the three and twelve months ended December 31, 2015 and 2014. Also refer to the "Funds from Operations" section in the MD&A for the three and twelve months ended December 31, 2015 and 2014 for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities.
(2)	Per share amounts are based on weighted average diluted shares.

Net Income (Loss)

ARC recorded a net loss of $55 million ($0.16 per share) in the fourth quarter of 2015 compared to net income of $113.7 million ($0.36 per share) in the fourth quarter of 2014, and a net loss of $342.7 million ($1.01 per share) for the full-year 2015 compared to net income of $380.8 million ($1.20 per share) for the full-year 2014. In addition to the factors decreasing funds from operations in 2015, the loss recorded in the year was also the result of an aggregate impairment of $469.6 million recorded to ARC's PP&E account, which was largely the result of the continued declines in forward commodity prices for crude oil and natural gas. During 2015, ARC also recognized unrealized foreign exchange losses of $178.5 million on the revaluation of ARC's US dollar-denominated debt. Partially offsetting these items were unrealized gains of $152 million on ARC's risk management contracts, a deferred tax recovery of $6.8 million relating to the impairment recorded in the period, and a gain of $31.6 million on the disposal of petroleum and natural gas properties recorded in 2015. See the Net Income (Loss) section of ARC'S MD&A for the three and twelve months ended December 31, 2015 and 2014 for additional details.

Operating Netbacks

ARC's fourth quarter and full-year 2015 operating netbacks, before hedging, of $15.63 per boe and $16.69 per boe, were 37 per cent and 49 per cent lower than comparable periods in 2014, respectively. After hedging, ARC's fourth quarter and full-year 2015 netbacks were $20.36 per boe and $21.15 per boe, which were 25 per cent and 35 per cent lower, respectively, than comparable periods in 2014. The decrease was predominantly due to considerably lower crude oil and natural gas prices in the period.

ARC's fourth quarter 2015 total corporate royalty rate of 7.8 per cent ($2.03 per boe) was down from 13.8 per cent ($5.77 per boe) in the fourth quarter of 2014, and ARC's full-year 2015 total corporate royalty rate of 8.7 per cent ($2.48 per boe) was down from 14.1 per cent ($7.26 per boe) for the full-year 2014. The decrease reflects the sliding scale effect of decreased commodity prices on royalty rates, as well as the increase in ARC's natural gas production volume levels, upon which lower royalty rates are applied as compared to those rates applied to crude oil and liquids production volumes.

Fourth quarter 2015 transportation costs of $2.19 per boe decreased 13 per cent relative to the fourth quarter of 2014 with reduced trucking costs at the Parkland/Tower area, which became pipeline-connected for crude oil volumes in 2015. Full-year 2015 transportation costs of $2.33 per boe were up four per cent relative to full-year 2014 and were primarily attributed to transportation arrangements for new production in Sunrise, as well as ARC having to secure supplementary takeaway capacity in the second quarter of 2015 due to maintenance and turnaround activity at a third-party facility.

Fourth quarter and full-year 2015 operating expenses of $6.21 per boe and $7.15 per boe, were 27 per cent and 19 per cent lower, respectively, than comparable periods in 2014. Lower per boe operating expenses were attributed to the addition of new Montney production at lower relative costs to operate, the divestment of non-core assets with higher relative costs to operate, as well as diligent cost control efforts undertaken in 2015.

Risk Management

ARC has hedge contracts in place to protect prices on a portion of crude oil volumes for 2016 through 2017 and natural gas volumes for 2016 through 2020 at prices that support ARC's business plan.

During the fourth quarter and full-year 2015, ARC realized cash gains of $12.7 million and $55.8 million on crude oil hedging contracts, respectively. ARC currently has 10,000 barrels per day of crude oil production hedged for 2016 and additional crude oil production is hedged for 2017. ARC's crude oil hedging portfolio also includes MSW basis swap contracts for 2016, fixing the discount between WTI and the mixed sweet crude grade price at Edmonton. Details regarding ARC's crude oil hedged volumes and prices for the period 2016 through 2017 are outlined in the table below.

During the fourth quarter and full-year 2015, ARC realized cash gains of $43.2 million and $141.2 million on natural gas hedging contracts, respectively, as approximately 50 per cent of natural gas production was hedged at an average floor price of approximately US$3.94 per MMbtu, while market prices averaged US$2.66 per MMbtu. ARC has hedged approximately 173,400 MMbtu per day of natural gas production for 2016 and a portion of natural gas production is hedged for the period 2017 through 2020. ARC's natural gas hedging portfolio includes AECO basis swap contracts which fix the AECO price received to approximately 83 to 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes for 2016 through 2020. ARC's natural gas hedges support long-term development economics for ARC's significant natural gas resource base. Details regarding ARC's natural gas hedged volumes and prices for the period 2016 through 2020 are outlined in the table below.

ARC will continue to take positions in natural gas, crude oil, foreign exchange rates, power and interest rates, as appropriate, to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts, see Note 16 "Financial Instruments and Market Risk Management" in the audited Consolidated Financial Statements and Notes for the three and twelve months ended December 31, 2015 and 2014.

Hedge Positions Summary (1)
As at February 10, 2016	2016		2017		2018		2019		2020
Crude Oil - Cdn$ WTI (2)	Cdn$/bbl	bbl/d	Cdn$/bbl	bbl/d	Cdn$/bbl	bbl/d	Cdn$/bbl	bbl/d	Cdn$/bbl	bbl/d
Ceiling	83.38	3,000	83.38	1,488	—	—	—	—	—	—
Floor	70.00	3,000	70.00	1,488	—	—	—	—	—	—
Swap	77.20	7,000	—	—	—	—	—	—	—	—
Crude Oil - MSW (Differential to WTI) (3)	US$/bbl	bbl/d	US$/bbl	bbl/d	US$/bbl	bbl/d	US$/bbl	bbl/d	US$/bbl	bbl/d
Swap	(3.75)	9,500	—	—	—	—	—	—	—	—
Natural Gas - NYMEX (4)	US$/MMbtu	MMbtu/d	US$/MMbtu	MMbtu/d	US$/MMbtu	MMbtu/d	US$/MMbtu	MMbtu/d	US$/MMbtu	MMbtu/d
Ceiling	4.79	105,000	4.81	145,000	4.92	90,000	5.00	40,000	—	—
Floor	4.00	105,000	4.00	145,000	4.00	90,000	4.00	40,000	—	—
Swap	4.00	40,000	—	—	—	—	—	—	—	—
Natural Gas - AECO (5)	Cdn$/GJ	GJ/d	Cdn$/GJ	GJ/d	Cdn$/GJ	GJ/d	Cdn$/GJ	GJ/d	Cdn$/GJ	GJ/d
Ceiling	—	—	—	—	—	—	3.30	10,000	3.60	30,000
Floor	—	—	—	—	—	—	3.00	10,000	3.08	30,000
Swap	2.99	30,000	2.75	10,000	2.96	40,000	3.16	20,000	3.35	30,000
Natural Gas - AECO Basis (6)	AECO/NYMEX	MMbtu/d	AECO/NYMEX	MMbtu/d	AECO/NYMEX	MMbtu/d	AECO/NYMEX	MMbtu/d	AECO/NYMEX	MMbtu/d
Swap (percentage of NYMEX)	90.3	140,000	89.3	150,000	84.5	95,000	82.6	60,000	82.5	10,000
(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 16 "Financial Instruments and Market Risk Management" in the financial statements.
(2)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate.
(3)	MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis in US$.
(4)	Natural gas prices referenced to NYMEX Henry Hub.
(5)	Natural gas prices referenced to AECO 7(a) index.
(6)	ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX Henry Hub), ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX Henry Hub natural gas price.

OPERATIONAL REVIEW

During the fourth quarter of 2015, ARC spent $149.5 million on capital activities, before land and net acquisitions and dispositions, including drilling five gross operated natural gas wells, the completion of 16 Tower oil wells and construction of key infrastructure at Tower and Dawson. During 2015, ARC spent $541.6 million on capital activities, before land and net acquisitions and dispositions, and drilled 60 gross operated wells (33 oil wells, 21 natural gas wells, five liquids-rich wells, and one service well). The majority of capital activity in the year was focused on our profitable northeast British Columbia Montney region. Key infrastructure projects were completed during the year, including the commissioning of the Sunrise gas plant in the third quarter of 2015 and the Tower battery expansion in the fourth quarter of 2015.

ARC achieved fourth quarter production of 119,243 boe per day, within the fourth quarter volume guidance range of 118,000 to 122,000 boe per day, despite additional non-core property divestments in the quarter. ARC's fourth quarter natural gas production was 469 MMcf per day (66 per cent of total production) and fourth quarter crude oil and liquids production was 41,053 barrels per day (34 per cent of total production). Fourth quarter 2015 total production was slightly higher relative to the fourth quarter of 2014, and 11 per cent higher than the third quarter of 2015. Higher fourth quarter 2015 production is attributed to the full-quarter impact of new wells flowing through the Sunrise gas plant, as well as production from new horizontal oil wells in Tower that were brought on-stream to coincide with the completion of the Tower battery expansion.

With commodity prices experiencing further declines in the fourth quarter of 2015, ARC held all northeast British Columbia facilities at capacity, while maintaining future productive capacity behind pipe. This positions ARC for a strong start to 2016, with sufficient inventory to hold its northeast British Columbia facilities at capacity throughout the first quarter. Due to significant efficiency and cost savings realized in its capital program during the year, ARC was able to accelerate and execute certain strategic projects in 2015, further strengthening its position heading into 2016.

Full-year 2015 production was 114,167 boe per day, within the guidance range of 113,000 to 115,000 boe per day, and two per cent higher relative to full-year 2014 production. Notably, the modest growth in annual average production was achieved despite a significantly reduced capital program and the divestment of approximately 4,900 boe per day of production volumes throughout the year, which resulted in an annual volume impact of approximately 3,000 boe per day (approximately 40 per cent crude oil and liquids at time of divestments). ARC's corporate base decline rate remains at approximately 25 per cent despite asset dispositions. The combination of low decline and efficient replacement costs has resulted in a predictable and stable production base.

In response to continued weakening of commodity prices subsequent to the quarter, ARC is reducing its 2016 capital budget to $390 million, down from the $550 million previously announced. The reduced budget will focus on balance sheet strength and long-term value creation through continued development of ARC's low-cost, high-value northeast British Columbia Montney assets. With robust economics, ARC expects to spend approximately 75 per cent of the 2016 capital budget in northeast British Columbia. The revised budget will allow ARC to keep facilities at capacity at Dawson, Sunrise and Parkland/Tower, while advancing key strategic projects at Dawson and Attachie. ARC will proceed with construction of the Dawson Phase III gas processing and liquids-handling facility, and continue to delineate its lands in Attachie. Full-year 2016 annual average production is expected to be in the range of 116,000 to 120,000 boe per day.

Parkland/Tower

ARC's Parkland/Tower property, located in the Montney play in northeast British Columbia, consists of 43 net sections at Tower, which produces predominantly light oil and free condensate with additional liquids in the gas stream; and 37 net sections at Parkland, which produces predominantly liquids-rich gas. With contiguous lands, these areas have shared ARC-operated infrastructure.

During 2015, ARC spent approximately $179 million on capital activities at Parkland/Tower, drilling 22 gross operated oil wells at Tower and two liquids-rich wells at Parkland. Parkland/Tower fourth quarter 2015 production averaged 23,740 boe per day (40 per cent crude oil and liquids and 60 per cent natural gas), an eight per cent decrease from the fourth quarter of 2014, and an 18 per cent increase from the third quarter of 2015. Decreased production relative to the fourth quarter of 2014 is the result of lower Parkland volumes throughout the year, partially offset by increased production at Tower. The increased fourth quarter 2015 production relative to the third quarter of 2015 was the result of new wells brought on-stream to coincide with the start-up of the Tower battery expansion, which was commissioned in mid-November. As a result of the expanded battery, liquids production in the area increased over 100 per cent in the fourth quarter of 2015 relative to the prior quarter, to average 9,230 barrels per day.

During the fourth quarter, ARC completed the final eight-well Tower pad (7-12) planned for 2015 and began testing its extended-reach horizontal wells, which at an average lateral length of 2,500 meters, are ARC's longest wells drilled to-date. These wells are expected to be brought on production as facility capacity becomes available. A continued focus on execution efficiency has not only allowed ARC to capture cost savings in the area, but to advance learnings in the play and further improve well performance. Well performance at Tower continues to be exceptional, with the 12-16 eight-well pad ranking amongst the top oil wells in the Western Canadian Sedimentary Basin during the fourth quarter of 2015. Three of the 2015 Tower wells are nearing total cumulative production of 100,000 barrels of oil, having been on-stream for less than four months. These wells are expected to achieve this milestone nearly two months ahead of the best of our previous wells drilled. Positive technical reserve additions were realized at Tower for year-end 2015 due to this exceptional well performance.

ARC expects to spend approximately $80 million at Parkland/Tower in 2016 to maintain production at facility capacity, with plans to continue to optimize tight oil completions at Tower. ARC plans to drill 12 gross operated oil wells at Tower and three gross operated liquids-rich wells at Parkland. On the back of strong well performance in 2015, ARC expects 2016 annual average production at Parkland/Tower to be approximately 28,500 boe per day.

Sunrise

ARC has a land position of 32 net sections at Sunrise, a dry natural gas Montney play in northeast British Columbia. With a significant natural gas resource base, high well deliverability and low capital and operating costs, Sunrise continues to provide high rates of return despite relatively low natural gas prices. Fourth quarter 2015 Sunrise production was approximately 123 MMcf per day of natural gas production, a 166 per cent increase relative to the fourth quarter of 2014, and a 25 per cent increase from the third quarter of 2015. The increase in production is the result of new wells coming on-stream and a full quarter of production from the new 60 MMcf per day Sunrise gas plant. Strong well performance throughout 2015 led to positive technical reserve additions at Sunrise for year-end 2015.

During 2015, ARC spent a total of $119 million on capital activities at Sunrise to drill 14 gross operated horizontal natural gas wells and to complete the construction of the ARC-operated 60 MMcf per day gas processing facility. During the fourth quarter of 2015, ARC drilled five gross operated natural gas wells at Sunrise. Efficiencies continue to be realized in drilling operations in the area, which resulted in significant cost savings in the year. With strong well performance and lower drilling costs, the economics at Sunrise continue to be robust. ARC currently has sufficient productive capacity at Sunrise to ensure the plant will remain full throughout the first quarter of 2016.

In 2016, ARC plans to spend approximately $35 million to drill the final three gross operated natural gas wells on an eight-well pad, which was initiated in the fourth quarter of 2015, and to complete and tie-in all eight wells on the pad. Throughout 2016, ARC will continue to optimize well completions and advance technical learnings at Sunrise. ARC expects 2016 annual average production at Sunrise to be approximately 120 MMcf per day.

Dawson

The Dawson Montney play is the foundation of ARC's profitable low-cost natural gas business. ARC has a land position of 133 net Montney sections at Dawson. Dawson production averaged 166 MMcf per day of natural gas and 990 barrels per day of condensate and liquids during the fourth quarter of 2015. Fourth quarter 2015 production was slightly lower relative to the fourth quarter of 2014 and 16 per cent higher than the third quarter of 2015. The higher production in the fourth quarter of 2015 relative to the prior quarter represents production coming back on-stream following the completion of a planned facility turnaround in the third quarter of 2015. Dawson continues to exceed expectations, delivering strong economics and significant cash flow at current natural gas prices due to exceptional well results, excellent capital efficiencies and low operating costs. At Dawson, as at Tower and Sunrise, strong well performance throughout 2015 led to positive technical reserve additions for year-end 2015.

ARC spent approximately $67 million on capital activities at Dawson in 2015 on minor infrastructure spending and to drill seven gross operated natural gas wells and one service well. Well results at Dawson have further improved with advanced frac design and execution. ARC continues to assess the two Lower Montney wells drilled in the fourth quarter of 2014, which are currently realizing free condensate yields of approximately 40 barrels per MMcf. During the fourth quarter of 2015, ARC continued construction of the Dawson Phase III gas processing and liquids-handling facility, completing the lease construction, beginning procurement of long-lead items, and evaluating the acid gas disposal well for the facility.

In 2016, ARC plans to spend approximately $140 million at Dawson to hold existing facilities at capacity and proceed with the construction of Dawson Phase III. The first stage of the facility is designed for processing capacity of 90 MMcf per day and 7,500 barrels per day of liquids-handling capacity (approximately 50 per cent condensate-handling), and is expected to be on-stream in late 2017. Dawson gas production is expected to ramp up in the fourth quarter of 2017 in conjunction with the start-up of the plant, however liquids production will be below capacity until wells with higher liquids content are drilled. ARC expects annual 2016 production at Dawson to average 165 MMcf per day of natural gas and 1,000 barrels per day of condensate and liquids.

Attachie

ARC's Attachie property is a highly prospective, Montney oil and liquids-rich natural gas play located in northeast British Columbia. During the second quarter of 2015, ARC acquired 89 net Montney sections located directly north of ARC's existing Attachie lands. ARC has a land position in the area of 287 net Montney sections.

ARC drilled three gross operated wells on the newly-acquired Attachie East lands in 2015, with encouraging initial test results. In the fourth quarter of 2015, ARC added infrastructure at Attachie West in preparation for drilling in the first quarter of 2016. 3D seismic has now been acquired on the majority of the land, which will assist ARC with the continued assessment of the large prospective land base.

In 2016, ARC plans to spend approximately $40 million to drill two wells at Attachie West and two appraisal wells at Attachie East. ARC will apply learnings from other parts of the Montney to further optimize fracs, and continue to assess this large and highly prospective asset throughout 2016.

Ante Creek

ARC has a land position of 391 net sections at Ante Creek, a Montney oil play in northern Alberta with significant future growth potential. Fourth quarter 2015 Ante Creek production averaged 16,490 boe per day (approximately 45 per cent crude oil and liquids), down five per cent relative to the fourth quarter of 2014 and up eight per cent compared to the third quarter of 2015. The increased production from the prior quarter is the result of new wells coming on-stream in the fourth quarter of 2015. The lower year-over-year production is the result of significantly reduced capital activity in the area in response to low commodity prices throughout 2015. Considering the reduced capital investment at Ante Creek in 2015, base production in the area performed well, demonstrating the effectiveness of optimization activities and the strength of the asset base.

In 2015, ARC spent a total of $62 million on capital activities at Ante Creek to drill five gross operated oil wells and carry out maintenance, optimization and completions activities.

ARC expects Ante Creek production to decrease slightly over the course of 2016 as limited capital activity is planned for the area. Focus during the year will be on optimization of base production and facility improvements to maximize through-put. Annual 2016 production at Ante Creek is expected to average approximately 14,600 boe per day.

Pembina

ARC's Pembina Cardium assets continue to provide stable light oil production. Pembina production averaged approximately 10,370 boe per day (80 per cent light oil and liquids) in the fourth quarter of 2015, 14 per cent lower than the fourth quarter of 2014, and two per cent lower than the third quarter of 2015. Lower fourth quarter production was due to reduced activity levels in response to lower commodity prices throughout 2015. The impact of lower activity levels during the year was partially offset by a successful base production optimization program.

In 2015, ARC spent approximately $29 million on capital activities at Pembina, including the drilling of four gross operated Cardium horizontal oil wells, and optimization and maintenance activities. During the fourth quarter of 2015, ARC carried out completions activities that had been deferred earlier in the year, with associated volumes coming on-stream late in the fourth quarter. Well performance at Pembina continues to exceed expectations as optimized completions and waterflood management remain a key focus of operations in the area.

ARC expects production at Pembina to decrease slightly over the course of 2016, as limited capital activity is planned for the area. Annual production for 2016 at Pembina is expected to average approximately 8,900 boe per day.

Southeast Saskatchewan and Manitoba

ARC's Southeast Saskatchewan and Manitoba region contributes high-quality crude oil. Fourth quarter 2015 production averaged approximately 9,310 boe per day of light oil, down 15 per cent from the fourth quarter of 2014, and down three per cent from the third quarter of 2015. Lower fourth quarter production was due to reduced activity levels starting in late 2014, as well as the divestment of ARC's Manitoba assets in the fourth quarter of 2015. The divested assets had associated crude oil production of approximately 1,300 boe per day, and 2P reserves of approximately 3.9 MMboe, which accounts for less than one per cent of ARC's 2015 2P reserves. The assets were sold for proceeds of approximately $42 million.

In 2015, ARC spent approximately $25 million on development and optimization activities on operated and non-operated properties in the region, including the drilling of two gross operated oil wells in the first quarter of the year.

Production in the area is expected to decline during 2016 as a result of the divestment of ARC's Manitoba assets, and limited capital activity planned for the area in 2016. ARC expects annual production for 2016 for this region to average approximately 7,400 boe per day.

DIVIDENDS

As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with ARC's long-term strategy and objectives.

ARC paid dividends totaling $0.30 per share for the fourth quarter of 2015 and $1.20 for the full-year 2015. The Board of Directors has confirmed a dividend of $0.10 per share for January 2016, payable on February 16, 2016, and has conditionally declared a monthly dividend of $0.05 per share for February 2016 through April 2016 payable as follows:

Record date	Ex-dividend date	Payment date	Per share amount
January 29, 2016	January 27, 2016	February 16, 2016	$0.10 (1)
February 29, 2016	February 25, 2016	March 15, 2016	$0.05 (2)
March 31, 2016	March 29, 2016	April 15, 2016	$0.05 (2)
April 29, 2016	April 27, 2016	May 16, 2016	$0.05 (2)
(1)	Confirmed on January 18, 2016.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through the Company's Stock Dividend Program ("SDP"). Alternatively, shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Program ("DRIP"). Participation in the SDP or DRIP is optional. Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP. Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends or participating in the DRIP.

During the fourth quarter of 2015, ARC declared dividends of $103.8 million, of which $10.6 million was issued in the form of common shares under the SDP and $41.2 million was reinvested into ARC shares through the DRIP. For the full-year 2015, ARC declared dividends of $410.5 million; $44.5 million was issued through the SDP and $151 million was issued through the DRIP. The DRIP and SDP are a source of funding for ARC's capital program.

For additional details regarding the SDP and DRIP, including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada). The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors. Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation." High-quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future profitable growth.

During this period of prolonged low commodity prices, ARC's strategy and principles remain unchanged; we are focused on balance sheet strength, value creation from the development of our high-quality asset base, and long-term sustainability of our business. In response to the continued deterioration of commodity prices in late 2015 and early 2016, ARC is reducing its 2016 capital program to $390 million, from the $550 million previously announced. The reduced budget will focus on balance sheet strength and long-term value creation through continued development of ARC's low-cost, high-value northeast British Columbia Montney assets. With robust economics, ARC expects to spend approximately 75 per cent of the 2016 capital budget in northeast British Columbia. The revised budget will allow ARC to hold facilities at capacity at Dawson, Sunrise and Parkland/Tower, while advancing key strategic projects at Dawson and Attachie. ARC will proceed with construction of the Dawson Phase III gas processing and liquids-handling facility, and continue to delineate its lands at Attachie. Full-year 2016 annual average production is expected to be in the range of 116,000 to 120,000 boe per day.

Ongoing commodity price volatility may affect ARC's funds from operations and profitability on capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, focus on capital discipline and cost control, and protect its strong financial position. ARC will adjust spending and the pace of development, if required, to ensure balance sheet strength is protected.

ARC's 2016 full-year guidance has been revised to incorporate reduced 2016 capital spending of approximately $390 million. Reflecting the approximately 30 per cent reduction in capital spending, ARC's full-year average production guidance has been revised downward to a range of 116,000 to 120,000 boe per day from the previously guided range of 119,000 to 124,000 boe per day. ARC's full-year guidance for per boe operating costs was lowered to a range of $7.40 to $7.80 per boe to reflect the deferral of certain discretionary expenditures to future periods, and to reflect the continued focus on ARC's northeast British Columbia Montney assets, which have lower relative costs to operate. Lower power prices and the revision of estimates for prior periods benefited 2015 operating costs on a per boe basis; these items are not expected to impact 2016 operating costs, and as such, the guidance for 2016 operating costs on a per boe basis is higher relative to 2015 actual results. All other 2016 per boe guidance estimates that have changed from the original guidance announced on November 4, 2015 reflect revised production guidance for 2016.

	2016 Original Guidance(1)	2016 Revised Guidance (1)	2015 Guidance(2)	2015 Actuals	% Variance from Guidance
Production
Crude oil (bbl/d)	34,500 - 36,500	32,000 - 34,000	33,500 - 34,500	32,762	(2)
Condensate (bbl/d)	3,200 - 3,600	3,000 - 3,400	3,400 - 3,800	3,430	—
Natural gas (MMcf/d)	465 - 475	460 - 470	435 - 440	444.9	1
NGLs (bbl/d)	4,000 - 4,500	3,800 - 4,200	3,700 - 3,900	3,819	—
Total (boe/d)	119,000 - 124,000	116,000 - 120,000	113,000 - 115,000	114,167	—
Expenses ($/boe)
Operating (3)	7.70 - 8.10	7.40 - 7.80	7.50 - 7.70	7.15	(5)
Transportation	2.40 - 2.70	2.40 - 2.70	2.30 - 2.50	2.33	—
G&A expenses before share-based compensation plans	1.45 - 1.55	1.55 - 1.65	1.65 - 1.70	1.48	(10)
G&A - share-based compensation plans (4)	0.55 - 0.75	0.45 - 0.65	0.35 - 0.60	0.17	(51)
Interest	1.00 - 1.20	1.10 - 1.30	1.10 - 1.30	1.22	—
Current income tax (per cent of funds from operations) (5)	0 - 5	0 - 5	0 - 2	—	—
Capital expenditures before land purchases and net property acquisitions (dispositions) ($ millions)	550	390	550	541.6	(2)
Land purchases and net property dispositions	—	—	—	(67.7)	N/A
($ millions)
Weighted average shares, diluted (millions)	351	351	339	341	1
(1)	2016 revised production guidance incorporates impact of approximately 1,300 boe per day of divested non-core crude oil assets at the end of 2015 and does not take into account the impact of any dispositions that may occur during 2016.
(2)	Incorporates impact of approximately 3,600 boe per day of divested non-core assets throughout the first nine months of 2015 (75 per cent natural gas), which resulted in an annual volume impact of approximately 2,200 boe per day of production.
(3)	Actual results for the year ended December 31, 2015 include a reduction of approximately $0.40 per boe due to a revision of estimates for prior period operating costs.
(4)	Comprises expenses recognized under the Restricted Share Unit and Performance Share Unit Plan, Share Option Plan and Long-term Restricted Share Award Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.
(5)	The 2015 and 2016 corporate tax estimates vary depending on level of commodity prices.

ARC's 2015 financial and operating results were largely in line with guidance. Production for the year ended December 31, 2015 fell within the guidance range; crude oil production was two per cent below the guidance range while natural gas production averaged slightly above the guidance range. On a per boe basis, ARC's 2015 operating expenses were below the 2015 guidance range due to the deferral of certain discretionary spending throughout the year, as well as general cost savings and diligent cost control efforts undertaken by ARC's field operations team. ARC's 2015 G&A expenses were below the 2015 guidance due to lower discretionary spending as well as reduced costs associated with ARC's share-based compensation plans due to the reduction in ARC's share price at December 31, 2015. ARC's 2015 capital expenditures, before land and net property acquisitions and dispositions, were slightly below guidance due to prudent capital management, realized cost savings, and the deferral of certain projects in the year.

ARC RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
As at

(Cdn$ millions)	December 31, 2015		December 31, 2014

ASSETS
Current assets
Cash and cash equivalents	167.3		7.1
Short-term investment	3.2		3.6
Accounts receivable	116.6		165.0
Prepaid expenses	14.3		14.3
Risk management contracts	207.5		131.8
Assets held for sale	—		5.8
	508.9		327.6
Reclamation fund	34.3		35.2
Risk management contracts	204.7		128.0
Exploration and evaluation assets	276.4		266.4
Property, plant and equipment	4,659.7		5,320.1
Goodwill	248.2		248.2
Total assets	5,932.2		6,325.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	137.5		339.1
Current portion of long-term debt	57.9		49.5
Current portion of asset retirement obligations	18.0		13.0
Dividends payable	34.7		32.0
Risk management contracts	1.6		1.0
Liabilities associated with assets held for sale	—		5.5
	249.7		440.1
Risk management contracts	0.7		1.0
Long-term debt	1,056.4		1,025.3
Long-term incentive compensation liability	19.5		29.1
Other deferred liabilities	14.1		15.8
Asset retirement obligations	555.2		603.1
Deferred taxes	648.1		659.3
Total liabilities	2,543.7		2,773.7
Commitments and contingencies

SHAREHOLDERS' EQUITY
Shareholders' capital	4,536.9		3,951.1
Contributed surplus	12.6		8.6
Deficit	(1,161.1)		(407.9)
Accumulated other comprehensive income	0.1		—
Total shareholders' equity	3,388.5		3,551.8
Total liabilities and shareholders' equity	5,932.2		6,325.5
ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and twelve months ended December 31

	Three Months Ended		Year Ended
	December 31		December 31
(Cdn$ millions, except per share amounts)	2015	2014	2015	2014

REVENUE
Sales of crude oil, natural gas, condensate, natural gas liquids and other income	285.9	454.1	1193.7	2107.7
Royalties	(22.3)	(62.7)	(103.3)	(298.0)
	263.6	391.4	1090.4	1809.7

Gain on risk management contracts	93.5	237.4	338.0	176.2
	357.1	628.8	1428.4	1985.9

EXPENSES
Transportation	24.0	27.3	97.0	91.6
Operating	68.2	92.8	298.0	364.2
Exploration and evaluation expenses	—	9.5	46.9	39.4
General and administrative	14.0	26.0	68.6	84.3
Interest and financing charges	13.3	12.9	51.0	47.3
Accretion of asset retirement obligations	3.3	3.7	13.4	14.9
Depletion, depreciation, amortization and impairment	263.0	279.4	1065.4	758.5
Loss on foreign exchange	33.9	32.3	177.8	73.7
Loss on short-term investment	0.5	1.5	0.4	—
Gain on disposal of petroleum and natural gas properties	(8.3)	(0.1)	(31.6)	1.8
	411.9	485.3	1786.9	1475.7
Provision for (recovery of) income taxes
Current	(3.0)	6.3	(9.0)	70.3
Deferred	3.2	23.5	(6.8)	59.1
	0.2	29.8	(15.8)	129.4

Net income (loss)	(55.0)	113.7	(342.7)	380.8

Net income (loss) per share
Basic	(0.16)	0.36	(1.01)	1.20
Diluted	(0.16)	0.36	(1.01)	1.20

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME(unaudited)
For the three and twelve months ended December 31

		Three Months Ended			Year Ended
		December 31			December 31
(Cdn$ millions)		2015	2014		2015	2014

Net income (loss)		(55.0)	113.7		(342.7)	380.8
Other comprehensive income
Items that may be reclassified into earnings, net of tax:
	Net unrealized gain on reclamation fund investments	—	—		0.1	—
Other comprehensive income		—	—		0.1	—
Comprehensive income (loss)		(55.0)	113.7		(342.6)	380.8
ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31

(Cdn$ millions)	Shareholders' Capital	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income		Total Shareholders' Equity
December 31, 2013	3,800.8	3.8	(408.5)	—		3,396.1
Total comprehensive income	—	—	380.8	—		380.8
Shares issued pursuant to the dividend reinvestment program	115.9	—	—	—		115.9
Shares issued pursuant to the stock dividend program	35.1	—	—	—		35.1
Cancellation of shares and return of accrued dividends	(0.7)	1.9	—	—		1.2
Recognized under share-based compensation plans	—	2.9	—	—		2.9
Dividends declared	—	—	(380.2)	—		(380.2)
December 31, 2014	3,951.1	8.6	(407.9)	—		3,551.8
Net income (loss)	—	—	(342.7)	—		(342.7)
Other comprehensive income	—	—	—	0.1		0.1
Total comprehensive income (loss)	—	—	(342.7)	0.1		(342.6)
Shares issued for cash	402.7	—	—	—		402.7
Shares issued pursuant to the dividend reinvestment program	151.0	—	—	—		151.0
Shares issued pursuant to the stock dividend program	44.5	—	—	—		44.5
Share issuance costs (1)	(12.4)	—	—	—		(12.4)
Recognized under share based compensation plans	—	4.0	—	—		4.0
Dividends declared	—	—	(410.5)	—		(410.5)
December 31, 2015	4,536.9	12.6	(1,161.1)	0.1		3,388.5

(1) Amount is net of deferred tax of $4.4 million.
ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and twelve months ended December 31

	Three Months Ended		Year Ended
	December 31		December 31
(Cdn$ millions)	2015	2014	2015	2014
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	(55.0)	113.7	(342.7)	380.8
Add items not involving cash:
Unrealized gain on risk management contracts	(41.6)	(212.6)	(152.0)	(205.3)
Accretion of asset retirement obligations	3.3	3.7	13.4	14.9
Depletion, depreciation, amortization and impairment	263	279.4	1,065.4	758.5
Exploration and evaluation expenses	—	9.5	46.9	39.4
Unrealized loss on foreign exchange	34.9	32.7	178.5	73.8
Gain on disposal of petroleum and natural gas properties	(8.3)	(0.1)	(31.6)	1.8
Deferred tax expense (recovery)	3.2	23.5	(6.8)	59.1
Other	1.2	1.9	2.3	1.0
Net change in other liabilities	(4.0)	0.4	(22.0)	(20.4)
Change in non-cash working capital	(20.9)	39.1	(62.4)	49.4
	175.8	291.2	689.0	1,153.0
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance (repayment) of long-term debt under revolving credit facilities, net	—	65.1	(83.8)	(22.1)
Issuance of senior notes	—	—	—	166.6
Repayment of senior notes	(12.9)	(10.9)	(53.8)	(43.9)
Issuance of common shares	—	—	402.7	—
Share issuance costs	(0.1)	—	(16.8)	—
Cash dividends paid	(51.7)	(54.7)	(212.3)	(228.6)
	(64.7)	(0.5)	36.0	(128.0)
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(0.3)	—	(14.4)	(71.7)
Disposal of petroleum and natural gas properties	42.2	2.4	88.8	37.5
Property, plant and equipment development expenditures	(140.3)	(263.0)	(514.0)	(958.2)
Exploration and evaluation asset expenditures	(13.6)	(4.3)	(33.9)	(49.4)
Net reclamation fund withdrawals (contributions)	(1.1)	(1.2)	0.9	(2.6)
Change in non-cash working capital	(35.7)	(18.0)	(92.2)	26.5
	(148.8)	(284.1)	(564.8)	(1,017.9)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(37.7)	6.6	160.2	7.1
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	205.0	0.5	7.1	—
CASH AND CASH EQUIVALENTS, END OF PERIOD	167.3	7.1	167.3	7.1
The following are included in cash flow from operating activities:
Income taxes paid in cash	—	4.3	42.8	30.4
Interest paid in cash	10.1	10.3	52.0	46.3

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC in 2016 and its 2016 production, as well as operating and general and administrative costs, and the impact of the government of Alberta's recently announced Modernized Royalty Framework on ARC's results of operations, under the heading "Financial and Operational Highlights," as to its views on future commodity prices under the heading "Economic Environment," as to its risk management plans for 2016 and beyond under the heading "Risk Management," as to its production, exploration and development plans, and capital expenditures for 2016 and beyond under the heading "Operational Review," ARC's plans in relation to future dividend levels under the heading "Dividends," and all matters in respect of 2016 guidance under the heading "Outlook."

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $6.8 billion. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600 Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:50e 10-FEB-16